Summarized Minutes of the Meeting of the Board of Directors DATE AND TIME: On December 18, 2025, at 2:00 p.m. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The totality of the members elected, with the participation of Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY ADOPTED: Based on subitem 6.8, XIX of the Company’s Bylaws and the favorable opinion of the Supervisory Council, the Board members resolved to increase the subscribed and paid-in capital, within the limit of the authorized capital provided for in the Company's Bylaws, in the amount of R$ 12,846,837,880.00 (twelve billion, eight hundred forty-six million, eight hundred thirty-seven thousand, eight hundred eighty Brazilian reais), from R$124,063,060,190.00 (one hundred twenty-four billion, sixty-three million, sixty thousand, one hundred ninety Brazilian reais) to R$ 136,909,898,070.00 (one hundred thirty-six billion, nine hundred nine million, eight hundred ninety-eight thousand, seventy Brazilian reais) subject to the conditions as follows: 1. Capitalization of Reserves: R$12,846,837,880.00 (twelve billion, eight hundred forty-six million, eight hundred thirty-seven thousand, eight hundred eighty Brazilian reais) recorded in the balance sheet from December 31, 2024, in Revenue Reserves – Statutory Reserves of the Company. 2. Three percent (3%) Bonus Shares: due to this capitalization of reserves, 321,170,947 new book-entry shares, with no par value, will be issued, of which 163,623,582 common and 157,547,365 preferred shares, to be attributed free of charge to the Company's stockholders, as a bonus, in the proportion of 3 (three) new shares of the same type for every 100 (one hundred) shares held, with treasury shares also included as bonus shares in the same proportion. 2.1. Base Date: holders of shares in the final stockholding position at the end of December 23, 2025, in Brazil, and of December 29, 2025, in the U.S., will be entitled to the bonus shares.

2.2. Trading: the new shares will be released for trading “ex” bonus rights as of December 26, 2025, in Brazil, it being certain that these new shares being included in the stockholders’ position on December 30, 2025. 2.3. Rights of Bonus Shares: the new shares will be fully entitled to the earnings to be declared as of December 30, 2025, under the same terms as the common and preferred shares of the Company, as applicable. 2.4. Interest on Capital (IoC): monthly IOC payments will be kept at R$0.01765 per share (net amount of R$ 0.015 per share), so that the total amounts monthly paid by the Company to stockholders will be added by 3% (three percent) after the inclusion of the bonus shares in the stockholding position. The minimum annual dividend guaranteed to preferred shares will also be kept at R$0.022 per share. 2.5. Auction of Share Fractions: the bonus shares will always be granted in whole numbers. Shareholders wishing to transfer fractional shares resulting from the bonus may do so during the period from January 2, 2026, to February 2, 2026. After this period, any remaining fractions will be separated, grouped in whole numbers and sold at auction at B3 S.A. - Brasil, Bolsa, Balcão, and the net proceeds from this sale will be made available to the holders of these fractions at a date to be informed by the Company in due time. 2.6. Cost of Bonus Shares: the cost attributed to the bonus shares is R$ 40.00 per share, in accordance with Article 58, paragraph 1, of Regulatory Instruction No. 1,585/15 of the Federal Revenue Service, as well as Article 843, paragraph 1, of the Income Tax Regulation /18 and Article 10, paragraph 1, of Law No. 9,249/95. 2.7. Foreign Market: simultaneously with the transaction in the Brazilian market and in the same proportion, the securities traded in the U.S. market (ADR – American Depositary Receipt) will also be issued shares bonus at 3% (three percent), so that investors will receive 3 (three) new ADRs for every 100 (one hundred) ADRs held as of the base date (December 29, 2025). Accordingly, ADRs will continue to be traded at the proportion of one (1) preferred share of the Company for one (1) ADR. 3. Amendment to the Bylaws: as a result of the capitalization of reserves with bonus shares, the Company's Bylaws will be amended at the next Stockholders’ General Meeting to record the new subscribed and paid-in capital of R$136,909,898,070.00 (one hundred thirty-six billion, nine hundred nine million, eight hundred ninety-eight thousand, seventy Brazilian reais), represented by 11,026,869,192 book-entry shares with no par value, of which 5,617,742,977 are common and 5,409,126,215 are preferred shares.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted this minute, which, after being read and approved by all, was signed. São Paulo (SP), December 18, 2025. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Ricardo Villela Marino - Vice-Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fabrício Bloisi Rocha, João Moreira Salles, Marcos Marinho Lutz, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes – Board Members. GUSTAVO LOPES RODRIGUES Investor Relations Officer